EXHIBIT 12.1

ASSURANT, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	September 30, 2017	2016	2015	2014	2013	2012
Income before income taxes	$292.8	$848.6	$201.2	$744.1	$789.7	$757.8
Fixed charges	42.9	66.5	65.7	68.5	86.8	70.2
Income as adjusted	355.7	915.1	266.9	812.6	876.5	828.0
Fixed charges:
Interest expense, including discount amortization and preferred stock dividends (1)	37.2	57.6	55.1	58.4	77.7	60.3
Portion of rents representative of an appropriate interest factor	5.7	8.9	10.6	10.1	9.1	9.9
Total fixed charges	$42.9	$66.5	$65.7	$68.5	$86.8	$70.2
Ratio of consolidated earnings to fixed charges	7.83	13.76	4.06	11.86	10.10	11.79

(1)	Preferred stock issued is recorded as a liability, thus the corresponding dividend is recorded as interest expense.

12.1-1